NEWS RELEASE

International Game Technology PLC Announces Appointment of Dr. Samantha Ravich to Board of Directors

LONDON, U.K. - July 31, 2019 - International Game Technology PLC (NYSE:IGT) (“IGT”) today announced the appointment of Dr. Samantha Ravich as an independent director to IGT’s board of directors effective July 30, 2019. Dr. Ravich was also appointed to IGT’s nominating and corporate governance committee.

Dr. Ravich is the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC and a Board Governor at GIA. Previously, among other roles, she served as Deputy National Security Advisor for Vice President Cheney. Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School.

"Samantha’s extensive experience, and focus on cybersecurity, are welcome complements to the existing expertise of our board members," said Lorenzo Pellicioli, Chairperson of the Board of Directors of IGT. “We look forward to working with her.”

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Contacts
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James Hurley, Investor Relations, +1 (401) 392-7190